TURNER FUNDS
                         1205 Westlakes Drive, Suite 100
                                Berwyn, PA 19312


                                  July 21, 2006


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100  "F" Street, N.E.
Washington, D.C. 20549


        Re: Turner Funds (the "Trust")/ Registration Statement on Form N-14 (Registration No. 333-135090)
                 ---------------------------------------------------------------

Ladies and Gentlemen:

         Attached is a memorandum which summarizes the staff's comments on the Registration Statement on Form N-14 (the "Registration Statement") and the Trust's responses to such comments.

         The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                                     Very truly yours,

                                                     Turner Funds



                                                     By:  /s/ Thomas Trala
                                                          ---------------------
                                                          Thomas Trala
                                                          President

                                   MEMORANDUM


       TO:        Vincent DiStefano                   CC:    Michael P. Malloy
                                                             Brian F. McNally
                                                             Stephanie A. Djinis

     FROM:        Joshua Deringer


     DATE:        July 21, 2006


       RE: Response to SEC Staff Comments on the Turner Funds Registration Statement on Form N-14
                  (Registration No. 333-135090)

--------------------------------------------------------------------------------

         This memorandum summarizes the disclosure comments received on July 13, 2006 from you on the above-referenced filing and the Registrant's responses.

         A.       Proxy/Prospectus

                  1. Comment: The Proxy/Prospectus discusses potential economies of scale as a reason for the proposed reorganization. However, the net expense ratio for the combined pro forma fund is only 4 basis points lower than the Turner Technology Fund. Please supplementally explain how this reflects economies of scale.

                  Response: As is currently disclosed in the Proxy/Prospectus, the Board considered the expected realization of economies of scale in the long run that should over time reduce the operating expense ratios for the combined Fund as a result of Turner managing one fund instead of two funds with similar investment objectives and strategies. With respect to the specific pro forma expenses for the combined Fund, the Board concluded that shareholders would benefit from the 4 basis point reduction in expenses - a material reduction - but also recognized that more substantial economies of scale could potentially be achieved in the future.

                  2. Comment: If Turner anticipates selling some of the Technology Fund's securities prior to or after the reorganization, please disclose the possible tax and transaction cost implications to shareholders of such transactions.

                  Response: The Proxy/Prospectus currently includes the following disclosures:

                  "Turner anticipates selling portions of the Technology Fund's securities shortly before or after the Reorganization. To the extent that the Technology Fund's securities holdings are sold prior to the Reorganization; the proceeds of such sales will be held in temporary investments or reinvested in assets that the New Enterprise Fund may hold. The sale of securities either prior to the Reorganization or shortly thereafter could result in the Technology Fund or the New Enterprise Fund realizing gains, and making taxable distributions to shareholders attributable to those gains, that would not otherwise have been realized but for the Reorganization. Such a sale of assets and the reinvestment of the proceeds would involve brokerage and other transactional costs to be borne by the Technology Fund."

                  "The New Enterprise Fund anticipates selling portions of the portfolio holdings received from the Technology Fund after the Reorganization. The sale of these securities after the Reorganization will result in the New Enterprise Fund recognizing gains and/or losses that it would not otherwise have realized were it not for the Reorganization. If the net effect of these additional gains and/or losses is an increase in the New Enterprise Fund's net short-term or long-term capital gain for the current calendar year and/or fiscal year, the amount of the Fund's taxable distributions to shareholders may likely be increased."

                  3. Comment: Please supplement the discussions of the Trustees' considerations of the Plan of Reorganization.

                  Response: The disclosure has been supplemented as per your request. The relevant disclosure now reads as follows (marked to show changes):


                  "At a meeting held on May 18, 2006, the Trustees approved the Plan of Reorganization. The Board of Trustees is proposing the Reorganization in an attempt to reduce expenses associated with the operations of the Funds. The Board of Trustees determined that the Funds have identical investment objectives and similar strategies. The Board also noted that the Funds share the same lead portfolio manager and that as of May 2, 2006, the portfolios of the Funds had significant overlap. The Board of Trustees considered the potential effects of the Reorganization on expense ratios over time. The Board of Trustees was also advised by Turner that it did not expect the Technology Fund would ever reach the scale needed to reduce expenses on a stand-alone basis. It was expected that the larger combined fund should realize economies of scale that may, in the long run, result in lower expense ratios. Therefore, given the long-term reduction of expenses expected to be realized by combining the Funds, the reduction of fees passed on to shareholders, and the compatibility between the investment objectives and principal strategies of both Funds, the Board of Trustees determined that the Reorganization would enable the shareholders of the Technology Fund to continue their individual investment programs without substantial disruption. In addition, the shareholders of the Technology Fund will have the same shareholder rights since both Funds are series of the Trust governed by the same Agreement and Declaration of Trust and Bylaws. The Board of Trustees considered various factors in reviewing the proposed Reorganization. Such factors include, but are not limited to the following:

   o improved operating efficiencies of the Funds after the Reorganization due to the combination of similar Funds;

   o While the gross total operating expenses of the New Enterprise Fund after the reorganization are expected to be higher than the current gross total operating expenses of the Technology Fund, the net total operating expenses are expected to decrease and be lower than those of the Technology Fund in light of the fact that Turner has contractually committed, effective in May 2006, to limit expenses of the New Enterprise Fund through November 2007;

   o the fact that both Funds pay a performance-based advisory fee, and that, although the Funds' advisory fees track different indices, the New Enterprise Fund must outperform its index by a greater margin in order for Turner to earn the maximum performance fee (a greater margin also applies for Turner to earn the minimum performance fee);

   o the expected realization of economies of scale in the long run that should over time reduce the operating expense ratios for the combined Fund as a result of Turner managing one fund instead of two funds with similar investment objectives and strategies;

   o similarities between the investment objectives, policies and strategies of the Technology Fund and those of the New Enterprise Fund;

   o the significant overlap of the current portfolio holdings of the Technology Fund and the New Enterprise Fund;

   o the expectation of no reduction of the services provided to the Technology Fund shareholders after the Reorganization;

   o     the fact that the Funds share the same service providers;


   o the proposed Reorganization will not result in the recognition of any gain or loss for federal income tax purposes by the Technology Fund, the New Enterprise Fund or their respective shareholders;

   o neither the Technology Fund nor the New Enterprise Fund will bear any direct fees or expenses in connection with the reorganization;

   o the proposed Reorganization is in the best interests of both Funds and their shareholders and will not dilute the interests of either Fund's shareholders; and

   o the Technology Fund shareholders will have the opportunity to vote on the Reorganization.; and


   o The recent investment performance of the New Enterprise Fund has generally been stronger than that of the Technology Fund.

         In addition, the Trustees considered the capital loss tax carryforwards of the Technology Fund, which were approximately $130 million as of the end of the Fund's last tax year ended September 30, 2005. The Trustees were informed that while those capital loss tax carryforwards will be transferred to the New Enterprise Fund in the Reorganization, most of the carryforwards will not be usable, due to annual limitations resulting from the Reorganization. Therefore, one consequence of the Reorganization will be to increase the likelihood that shareholders of the Technology Fund who become shareholders of the New Enterprise Fund will receive capital gains distributions after the Reorganization that are taxable to them. The Trustees considered the loss of the potential benefits of the capital loss tax carryforwards to the Technology Fund and its shareholders in light of a number of factors including: (i) the potential benefits of the Reorganization; and (ii) the possibility that, in light of the Technology Fund's declining asset base, the potential benefits of a substantial portion of that fund's capital loss carryforwards would remain unused by the time they expired in 2009, 2010 and 2011.

         For these and other reasons, the Board of Trustees believes that the Reorganization is in the best interest of the Technology Fund and its shareholders."

                  4. Comment: Please supplementally confirm whether Turner's contractual expense limitation provides for recoupment.

                  Response: The expense limitation does not provide for recoupment.


                  5. Comment: Based upon the pro forma statement of operations, it appears that the net operating expenses of the combined fund and the New Enterprise Fund are higher than those of the Technology Fund.

                  Response: The expense ratio of the combined Fund is lower than that of the Technology Fund. While, on an absolute dollar basis, the expenses may be higher in the combined Fund, when divided over a larger asset base, shareholders of the combined Fund will be paying lower expenses than New Enterprise Fund shareholders currently pay.

                  6. Comment: The Proxy/Prospectus states that the Trustees considered that recent investment performance of the New Enterprise Fund has generally been stronger than that of the Technology. However, it appears that the Technology Fund has stronger performance.

                  Response: The New Enterprise Fund has consistently had stronger performance than the Technology Fund. The performance as of March 31, 2006 for the New Enterprise Fund was stronger than that of the Technology Fund for the 6 month, year-to-date, one-year, three-year and five-year periods.

         If you have any questions or comments concerning this memorandum, please contact me at (215) 988-2959.